UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                        Under Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                      Flexible Solutions International Inc.
                      -------------------------------------
        (Exact name of Small Business Issuer as specified in its charter)


            Nevada                                            N/A
            ------                                            ---
(State or other Jurisdiction of                (IRS Employer Identification No.)
Incorporation or Organization)

        2614 Queenswood Drive, Victoria, British Columbia CANADA V8N 1X5
        ----------------------------------------------------------------
                    (Address of principal executive offices)

                    Issuer's Telephone Number, (250) 477-9969
                                               --------------


     Securities to be registered pursuant to Section 12(b) of the Act: None
        -----------------------------------------------------------------

        Securities to be registered pursuant to Section 12(g) of the Act:
        -----------------------------------------------------------------
                         Common Stock $0.001 par value.
                         ------------------------------
                                (Title of Class)


                                  Page 1 of 102
                          Index to Exhibits on Page 27

                      Flexible Solutions International Inc.

                                   Form 10-SB
                                TABLE OF CONTENTS
                                     PART I
                                                                            Page

Item 1.  Description of Business.............................   3

Item 2.  Management's Discussion and Analysis or Plan of

         Operation...........................................  13

Item 3.  Description of Property.............................  17

Item 4.  Security Ownership of Certain Beneficial Owners
          and Management.....................................  17

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons.................................  19

Item 6.  Executive Compensation..............................  21

Item 7.  Certain Relationships and Related Transactions......  22

Item 8.  Description of Securities...........................  23

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         Common Equity and Related Stockholder Matters.......  24

Item 2.  Legal Proceedings...................................  25

Item 3.  Changes in and Disagreements with  Accountants......  25

Item 4.  Recent Sales of  Unregistered Securities............  25

Item 5.  Indemnification of  Directors and Officers..........  26

                                    PART F/S

Item 1.  Financial Statements................................  26

                                    PART III

Item 1.   Index to Exhibits                                    27

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS
--------------------------------

Introduction
------------

Flexible Solutions International Inc. (hereinafter is also referred to as the "Company" and/or the "Registrant") is involved in the marketing of chemicals for swimming pools. The Company was incorporated in May 1998 in the state of Nevada.

On June 25, 1998 the Company completed the process of acquiring Flexible Solutions Ltd. Flexible Solutions Ltd. was a company engaged in the development and marketing of a swimming pool chemical designed to reduce heat loss.

The Company's principal office is located at 2614 Queenswood Drive, Victoria, British Columbia V8N 1X5. The contact person is Mr. Daniel B. O'Brien, President and Director. The telephone number is (250) 477-9969; the facsimile number is
(250) 477-9912. The Company currently maintains a website at www.flexiblesolutions.com.

The Company's authorized capital includes 50,000,000 shares of common stock with $0.001 par value and 1,000,000 shares of preferred stock with $0.01 par value. As of the close of the Company's latest fiscal year, December 31, 1999, there were 9,131,316 shares of common stock outstanding and no shares of preferred shares outstanding.

The Company's common stock trades in the Pink Sheet Market under the symbol "FXSO".

The information in this Registration Statement is current as of February 20, 2000, unless otherwise indicated.

Historical Corporate Development
--------------------------------

The Company was incorporated in the state of Nevada on May 12, 1998.

The Company acquired Flexible Solutions Ltd. ("Flexible Solutions") on June 25, 1998 in a non-arms length transaction. The Company issued 7,000,000 shares of its Common Stock in exchange for all of the issued and outstanding stock of Flexible Solutions. Upon the filing of the Articles of Share Exchange with the Nevada Secretary of State on June 30, 1998, Flexible Solutions became a wholly-owned subsidiary of the Company.

The transaction whereby the Company acquired Flexible Solutions is considered to be a non-arm's length transaction because the valuation of Flexible Solutions and the determination of the number of shares to be issued to its owners was not made independently or based on appraisals.

Flexible Solutions was incorporated on January 25, 1991. From its inception through the fiscal year ended January 31, 1994, Flexible Solutions incurred net losses as follows: Cdn$1,980 in 1992; Cdn$2,811 in 1993; and, Cdn$4,873 in 1994.
From 1994 to 1995, Flexible Solutions generated a net income of Cdn$5,134, but suffered a net loss of Cdn$3,663 for the fiscal year ended January 31, 1996. For the 1997 and 1998 fiscal years, Flexible Solutions had net income of Cdn$2,506 and Cdn$4,708 respectively.

On August 17, 1998, the Company completed an offering of 1,050,000 shares of its Common Stock at $0.01 per share, raising gross proceeds of $10,500.

ON September 7, 1998, the Completed an offering of 500,000 shares of its Common Stock at $0.05 per share, raising gross proceeds of $25,000.

On November 13, 1998, the Company completed an offering of 1,000,000 shares of its Common Stock at $0.25 per share, raising gross proceeds of $145,329 (581,316 shares sold).

The shares of common stock in the foregoing offerings, were offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

The shares of the Company began trading on the National Quotation Bureau's "Pink Sheets" on October 12, 1998.

In 1999 the Company began renting a 1,000 square foot factory located at 1746 Island Highway, Victoria, British Columbia V9B 1H8. The monthly rent for this facility is $690 and the Company has not executed a formal lease agreement. All of the Company's manufacturing functions are now conducted at this location.

BUSINESS
--------

Flexible Solutions Ltd.

Company Background
------------------

The Company manufacturers and markets chemicals and chemical dispensers through its wholly-owned subsidiary, Flexible Solutions Ltd. The chemicals are designed to act as energy saving "liquid blankets" which reduce the evaporation of water.

The Company currently manufactures three products: "HEAT$AVER", the "Tropical Fish" and "WATER$AVER".

The HEAT$AVER Product and the Tropical Fish Product:
----------------------------------------------------

Product Description:

The primary product of the Company is HEAT$AVER. This product is a non-toxic chemical which forms an invisible skin on the surface of water thereby reducing the amount of evaporation and creating an energy saving device. The Company estimates that evaporative losses account for between 70% and 95% of pool and spa energy use.

HEAT$AVER is a mixture of ingredients which are lighter than water so that they automatically float to the surface. They are attracted to each other so that they try always to form a very thin layer over the whole pool surface. They are individually so small that they are 500 times smaller than the spaces in a high quality filter. After a swimmer stops disturbing the water they rush to reform a complete layer. Management estimates that the use of HEAT$AVER could achieve savings in energy costs of up to 40% and that most pool managers and/or owners will realize energy bill reductions between 17% and 30%.

Management believes that customers associated with outdoor swimming pools use HEAT$AVER primarily for two reasons, cost savings on energy being the primary one. The second reason is that, often times, pool personnel find it inconvenient to use conventional pool blankets correctly and consistently and that the ease of use provided by HEAT$AVER results in more consistent usage.

Users of air-conditioned indoor swimming pools use the HEAT$AVER product because it also results in savings. The savings occurs because less energy is required to maintain a pool at the desired temperature and also because there is a reduced load on the air-conditioning system because less heat and much less water vapor will have to be removed from the air to maintain the required comfort. Air-conditioned indoor pools are very high users of energy because the swimmers and loungers have environmental expectations which require both gas water heat and electric air cooling to keep both groups happy in the same room. HEAT$AVER works by slowing the transfer of heat and water vapor from the pool to the pool room atmosphere.

Tests have been conducted on HEAT$AVER by various governmental agencies which have concluded that the product, used as directed, has no adverse effects on humans or animals.

Testing pertaining to the effectiveness of HEAT$AVER has been carried out by various users. The following chart summarizes the results typically achieved by users:

---------------- ---------- -------- ---------- ----------- ---------- ------------- ---------- ---------- ------------
                 Pool Size  Length   Savings    Humidity    Heating    Heat$avr      Monthly    Payback    Yearly  Net
                            of Test  Measure    Drop        System     Cost     per  Savings    Ratio      Savings
                                                                           Month
---------------- ---------- -------- ---------- ----------- ---------- ------------- ---------- ---------- ------------
Resthaven        Indoor     2        40%       30%          Elect.     $38.          $235.      6:2:1      $2364.
Condominium      50'x 20'   Months
Pool,
Sidney, B.C.
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
Red Lion  Hotel  Outdoor    2 Weeks  45%       0%           Natural    $38.          $230.      6:1:1      $2304.
#1 Seattle, Wa   50'x25'                                    Gas
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
Red Lion  Hotel  Outdoor    2 Weeks  45%       0%           Natural    $38.          $295.      7:8:1      $3084.
#2 Seattle, Wa   50'x25'                                    Gas
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
YWCA      Pool,  Indoor     2 mths   16.5%     0%           Oil        $90.          $275.      3:1:1      $2220.
Vancouver, B.C.  84'x42'
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
Kitsilano        Outdoor    2 mths   24%       0%           Natural    $1420.        $2700.     1:9:1      $15,360.
Municipal Pool,  480'x70'                                   Gas
Vancouver, B.C.
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
Vancouver        Indoor     2 mths   15.5%     0%           Natural    $340.         $620.      1:8:1      $3,360.
Aquatic Center   165'x80                                    Gas
Vancouver, B.C.
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
Hotel Vancouver  Indoor     2 mths   12.5%     0%           Steam      $28.          $150.      5:4:1      $1,464.
Vancouver, B.C.
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------
Coast  Victoria  In/Out     2 mths   37.5%     0%           Elect.     $32.          $270.      8:4:1      $2,856.
Hotel
Victoria, B.C.
---------------- ---------- -------- --------- ------------ ---------- ------------- ---------- ---------- ------------

The company also sells a timer controlled injection pump which automatically adds the chemical to the pool as needed. Each of these systems is programmable to fit both the size of the pool and the hours of operation. The reservoir which holds the HEAT$AVER must be checked and filled once a week instead of daily. The system is self-contained and needs to be plugged into the main return line of the pool and then plugged into a 110V AC socket.

There are some disadvantages to using HEAT$AVER and these include the following:

     a. The product biodegrades and must be replaced twice per week unless the timer controlled injection pump or the Tropical Fish dispenser is utilized;

     b. The product reduces evaporative heat loss only and has no effect on convective and conductive losses; c. The product is flammable when not mixed with water; and, d. The product is poisonous, although not fatal, if ingested straight from the bottle or the dispenser.

The product is manufactured by the Company with components, which are readily available, and is usually dispensed by the consumer utilizing the Company's "Tropical Fish" dispenser.

The Tropical Fish dispenser was designed by the Company and requires minimal effort on the part of the consumer who utilizes it to dispense the product. It acts like a conventional solar blanket by forming an invisible layer on the surface of the swimming pool, thus inhibiting water evaporation. It dispenses a blue liquid, which creates a one molecule thick layer on the surface of the pool. One Tropical Fish covers an area of 400 square feet and is effective for about one month.

The Tropical Fish is utilized by opening the fin where indicated and placing the fish into the pool where it submerges to the bottom and, as the pressure increases, the HEAT$AVER liquid escapes, rises, and forms an invisible layer on the surface of the water. The Tropical Fish works effectively for thirty days and then must be replaced.

Target Market:

The Company currently is selling to clients associated with hotels; municipal swimming pools; and residential swimming pools.

The Company estimates that there are approximately 106,000 municipal swimming pools in its initial target market, which is Australia, Canada, Europe and the United States. Based on the assumption that energy costs are a large portion of the total operating costs for municipal pools and that the operators of these facilities want to lower these costs, the Company anticipates that the operators may turn to the use of chemicals, such as HEAT$AVER, as an alternative to the higher cost pool blankets.

With regard to hotel pools, the Company estimates that there are approximately 280,000 hotel pools located in its target market. Company management believes that each hotel which utilizes the HEAT$SAVER product will be able to save between $2,400 and $6,000 per year on its heating costs throughout the life of the pool.

Regarding the residential pool market, management believes that there are approximately 8 million residences in Canada and the United States that have swimming pools. Management believes that successful market penetration in this area will require developing sound business relationships with retail swimming pool stores by creating equitable pricing policies. Management further believes that the Company's HEAT$AVER product packaged in the Tropical Fish dispenser will appeal to the residential pool market based on the novelty of the Tropical Fish dispenser, coupled with the east of use and the low initial cost.

The WATER$AVER Product
----------------------

The Company also intends to market its core technology in the areas of fresh water conservation and aquaculture through another product called WATER$AVER. The WATER$AVER product works in the same way as the HEAT$AVER product.

WATER$AVER is a granulated product which is delivered to the customer in an 44 pound weatherproof bag. There are various ways to apply this product ranging from simple hand dispersal to fully automated scheduled metering using local weather data to determine timing and dosage quantities. Examples of suitable applications include the following:

     a.   Reservoirs
     b.   Potable water storages
     c.   Aqueducts and canals
     d.   Agricultural irrigation canals and ditches
     e.   Flood water crops
     f.   Stock watering ponds

This product can be used in any application where water is either standing or running without rapids.

The Company currently makes available to customers one piece of mechanized dispersal equipment called the Model PDM-320e WATER$AVER dispensing machine. It is capable of servicing reservoirs up to 30 acres in size and 100 miles or less of irrigation canals for six to eight days. It is fully automated and provides scheduled powder metering using local weather data to determine timing and dosage quantities. Specifications are:

     a.   Hopper capacity: 320 lbs.
     b. Shoreline swivel mounted on 12 cubic yard abutment or trailer mounted for mobile deployment
     c.   Has windproof dispersal pattern skirting
     d. Full SCADA compliance ready (custom mounting tabs, bracketing and enclosures)
     e.   Full NEMA weather proofing of electronics
     f. Data collection storage and transmission with the customer's choice of variables to be monitored

     g.   The data may be collected by laptop computer through RS 232 ports
     h. Land line, cellular, radio and satellite transmission of real time and stored data
     i. Armored protection of electronics and backup equipment by casting into abutment
     j.   Hydro grid powered with a battery backup
     k.   Battery powered with solar running and recharging capability
     l.   Antipersonnel-protective fencing-sabotage suppression razor wire

The Company also has available a basic dispersal machine which is available for lower tech situations and the Company will build custom models to suite individual client's requirements.

Competition

The Company does not believe that there are any other companies developing or producing similar swimming pool chemicals. However, in general, and with regard to the swimming pool supply industry, it is anticipated that the Company will be competing with a wide variety of national, regional and local companies, many of which have established public images and greater financial strength and personnel resources than the Company. Further, it is likely that the Company will also be competing with entities, which have established good will and market acceptance.

Government Regulation and Legal Uncertainties

The Company anticipates that it will be subject to various governmental regulations with regard to the chemicals used in HEAT$AVER, WATER$AVER and the Tropical Fish. In Australia, the Company's operations are subject to health acts as enacted by the Commonwealth and/or various states within Australia. In Canada, the Company's operations are subject to health regulations within the various provinces in Canada. Further, in French speaking provinces such as Quebec, the Company is required to comply with "French only" regulations such as the actual wording on its products (no English allowed). In the United States, the Company's operations are subject to the regulations enacted by th U.S. Department of Health and possibly the regulations enacted by the Environmental Protection Agency. Further, the Company anticipates that all ingredients may have to be approved by the Food and Drug Administration for direct, undiluted skin contact.

Risk Factors

Dependence On Key Personnel:

The Company's success is dependent, to a large degree, upon the efforts of its sole executive officer. The loss or unavailability of this person could have an adverse effect on the Company. At the present time the Company does not maintain key man life insurance policies for this individual. Also, the continued success and viability of the Company is dependent upon its ability to attract and retain qualified personnel in all areas of its business, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its business may be adversely affected. There are currently no employment agreements in place.

Limited Operating History:

The Company has a limited operating history upon which to base an evaluation of its business and prospects. Operating results for future periods are subject to numerous uncertainties, and there can be no assurance that the Company will achieve or sustain profitability on an annual or quarterly basis. The Company's prospects must be considered in light of the risks encountered by companies in the early stage of development, particularly companies in new and rapidly evolving markets. Future operating results will depend upon many factors, including the demand for the Company's swimming pool products, the level of product and price competition, the Company's success in attracting and retaining motivated and qualified personnel, and in particular, the use of chemicals to retain heat in swimming pools instead of the historically successful use of thermal blankets.

The Ability to Manage Growth:

Should the Company be successful in the sales and marketing efforts of its water additive products it will experience significant growth in operations. If this occurs, management anticipates that additional expansion will be required in order to continue product development and product marketing. Any expansion of the Company's business would place further demands on its management, operational capacity and financial resources. The Company anticipates that it will need to recruit qualified personnel in all areas of its operations, including management, sales, marketing, and product delivery. There can be no assurance that the Company will be effective in attracting and retaining additional qualified personnel, expanding its operational capacity or otherwise managing growth. In addition, there can be no assurance that the Company's current systems, procedures or controls will be adequate to support any expansion of it's operations. The failure to manage growth effectively could have a material adverse effect on the Company's business, financial condition and results of operations.

Product Delays and Errors:

The Company has experienced development delays and cost overruns associated with its product development; however, to date this has not been a significant problem. It may, in the future, encounter such problems. Delays and cost overruns could affect the Company's ability to respond to technological changes, evolving industry standards, competitive developments or customer requirements.

International Operations:

The Company markets and sells its products in the United States, Australia and Canada. As such, it is subject to the normal risks of doing business abroad. Risks include unexpected changes in regulatory requirements, export and import restrictions, tariffs and trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, potential adverse tax consequences, exchange rate fluctuations, increased risks of piracy, discontinuity of the Company's infrastructures, limitations on fund transfers and other legal and political risks. Such limitations and interruptions could have a material adverse effect on the Company's business. The Company does not currently hedge its foreign currency exposures.

Dividend Policy:

The Company does not presently intend to pay cash dividends in the foreseeable future, as any earnings are expected to be retained for use in developing and expanding its business. However, the actual amount of dividends received from the Company will remain subject to the discretion of the Company's Board of Directors and will depend on results of operations, cash requirements and future prospects of the Company and other factors.

The Lack of Assurance  That the Company Will Be Able to Meet Its Future  Capital
Requirements:

The Company currently has limited sources of operating cash flow to fund future projects or corporate overhead. The Company has limited financial resources, and there is no assurance that additional funding will be available. The Company's ability to continue to operate will be dependent upon its ability to raise significant additional funds in the future.

Authorization of Preferred Stock

The Company is authorized to issue up to 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this Registration Statement, no shares of preferred stock have been issued. The Company's preferred stock may bear such rights and preferences, including dividend and liquidation preferences, as the board of Directors may fix and determine from time to time. Any such preferences may operate to the detriment of the rights of the holders of the Common Stock.

Risks Associated with Penny Stock Classification:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3151-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the common shares in the United States and shareholders may find it more difficult to sell their shares.


Significant Customers and/or Suppliers
--------------------------------------

The Company has no significant customers and/or suppliers.

Employees
---------

As of 2/20/00, the Company has no employees, other than its sole officer, Daniel
B. O'Brien. The Company employs four full-time and two part-time employees at its factory. In addition, the Company employees a full-time saleswoman, who works out of her home in San Diego, California, for a monthly retainer of Cdn$1,000 plus 10% of her net sales of bulk HEAT$AVER.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS
---------------------------------------------
OR PLAN OF OPERATION
--------------------

SELECTED FINANCIAL DATA
-----------------------

The selected financial data in Table No. 1 for Fiscal 1999, ended December 31, 1999, and the period May 12, 1998 (date of inception) to December 31, 1998, was derived from the financial statements of the Company which were audited by Smythe Ratcliff independent Chartered Accountants, as indicated in their report which is included elsewhere in this Registration Statement.

The selected financial data was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading, "Management's Discussion and Analysis of Financial Condition and Results of Operations".

                                   Table No. 1
                             Selected Financial Data
                        ($ in 000, except per share data)

                                     Year Ended           The Period
                                     12/31/99              5/12/98
                                                          (date of
                                                          inception)
                                                         to 12/31/98
                                    -----------          -----------
      Revenue                              $769                  $14
      Net Income (Loss)                    $103                 ($27)
      (Loss) per Share                    $0.01               ($0.01)
      Dividends per Share                     0                    0

      Wtg. Avg. Shares                9,131,316            4,102,469

      Working Capital                      $206                 $139
      Long - Term Debt                       $0                   $3
      Shareholders' Equity                 $256                 $146
      Total Assets                         $359                 $174



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
-----------------------------------------------------------
AND RESULTS OF OPERATION
------------------------

The following discussion of the Company's financial condition and results of operations should be read together with the financial statements and related notes that are included later in this registration statement. This discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under "Risk Factors" or in other parts of this registration statement.

The Company was incorporated in the state of Nevada on May 12, 1998 and the Company's wholly owned subsidiary, Flexible Solutions Ltd., was incorporated on January 25, 1991 in Victoria, British Columbia Canada.

On June 25, 1998, an Agreement and Plan of Share Exchange was executed between the Company and Flexible Solutions Ltd. The Company issued 7,000,000 shares of its common stock in exchange for all of the issued and outstanding stock of Flexible Solutions Ltd. Upon filing of the Articles of Share Exchange with the Nevada Secretary of State on June 30, 1998, Flexible Solutions Ltd. became a wholly-owned subsidiary of the Company.

Since completing the process of acquiring Flexible Solutions Ltd., the Company's operating activities have related primarily to marketing its swimming pool chemicals called "HEAT$AVER", the "Tropical Fish" and its fresh water evaporation control chemical called "WATER$AVER".

Cash Balances
-------------

The Company maintains its major cash balances at one financial institution, Toronto Dominion Bank, located in Victoria, British Columbia CANADA. The balances are insured up to Cdn$60,000 per account by the Canada Deposit
Insurance Corporation. At February 1, 2000, there were no uninsured cash balances.

Liquidity and Capital Resources
-------------------------------

Fiscal 1999 and The Period August 21, 1998 (Date of  Commencement of
--------------------------------------------------------------------
Operations) to December 31, 1998
--------------------------------

Cash used in 1999 Operating Activities totaled ($49,152), including the $102,848 net income; the primary adjusting items were $12,764 in depreciation, ($111,308) in accounts receivable, ($131,225) in inventory, ($520) in prepaid expenses, $5,444 in accounts payable, $3,559 in accrued liabilities, and $69,286 in income tax payable. Cash flows from financing activities included a repayment to a shareholder of ($3,261).

Cash used from inception through December 31, 1998 Operating Activities totaled ($6,544), including the ($27,149) net loss; the primary adjusting items were $2,534 in depreciation, ($1,531) in accounts receivable, ($5,335) in inventory, $21,567 in inventory and $3,370 in accrued liabilities. Cash provided 1997 Financing Activities totaled $175,570.

Results of Operations
---------------------

Fiscal 1999 and The Period August 21, 1998 (Date of  Commencement of
--------------------------------------------------------------------
Operations) to December 31, 1998
--------------------------------

Operating expenses for the fiscal year ended December 31, 1999 totaled $175,213 and the Company experienced a net profit of $102,848 against revenues of $769,218. The major expenses during this period were wages of $67,991, commissions of $20,957, professional fees of $16,465, office expenses of $15,600, subcontracting fees of $12,801, stock promotion and transfer agent fees of $8,048, shipping of $7,179, travel of $6,607, and rent, telephone and depreciation of $19,565.

Operating expenses for the fiscal year ended December 31, 1998 (August 21, 1998 through December 31, 1998) totaled $33,506 and the

Company experienced a net loss of )$27,149) against revenues of $14,404. The major expenses during this period were $22,615 in wages, commissions and professional fees; $3,998 in office expenses and telephone; $2,328 in travel expenses; and, $2,534 in depreciation.

The net profit for Fiscal 1999 was a result of significantly higher revenues than the Company had experienced in the past. The percentage of cost of sales remained approximately the same as in past years; however, the operating expenses dropped to 23% of gross revenues in Fiscal 1999 from 233% in Fiscal 1998 reflecting the ramping up of the Company's sales efforts.

Income Taxes
------------

All tax returns due for the Company have been filed.

Inflation
---------

The Company's results of operations have not been affected by inflation and management does not expect inflation to have a material impact on its operations in the future.

FORWARD-LOOKING STATEMENTS
--------------------------

From time-to-time, the Company or its representatives may have made or may make forward-looking statements, orally or in writing. Such forward-looking statements may be included in, but not limited to, press releases, oral statements made with the approval of an authorized executive officer or in various filings made by the Company with the Securities and Exchange Commission or other regulatory agencies. Words or phrases "will likely result", "are expected to", "will continue", " is anticipated", "estimate", "project or projected", or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Reform Act does not apply to initial registration statements, including this filing by the Company. The Company wishes to ensure that such statements are accompanied by meaningful cautionary statements, so as to maximize to the fullest extent possible the protections of the safe harbor established in the Reform Act. Accordingly, such statements are qualified in their entirety by reference to and are accompanied by the following discussion of certain important factors that could cause actual results to differ materially from such forward-looking statements.

The risks identified here are not inclusive. Furthermore, reference is also made to other sections of this Registration Statement that include additional factors that could adversely impact the Company's business and financial performance. Also, the Company operates in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor can it access the impact of all such risk factors on the Company's business or the extent to which any factor or combination of factors may cause actual results to differ significantly from those contained in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.


ITEM 3. DESCRIPTION OF PROPERTY
-------------------------------

The Company utilizes the residence of its sole officer and director, Mr. Daniel O'Brien, for offices. No monthly fee is paid to Mr. O'Brien for rent.

The Company also leases a 1,000 square foot factory facility from Rolex Plastics Ltd. of Victoria, British Columbia. The factory is located at 1746 Island Highway, Victoria, British Columbia V9B 1H8. The monthly rent for the factory is $690. The Company rents the facility on a month-to-month basis and has not executed a formal lease agreement.

The Company also maintains a warehouse facility in Quebec. It is located at 2701 Sabourin Street, and is in St. Laurent, Quebec. The building belongs to the Company's distributor and is provided by the distributor for no charge because it saves him $0.05 in shipping on each "Fish" product.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
------------------------------------------------------------
         MANAGEMENT
         ----------

The Registrant is a publicly-owned corporation, the shares of which are owned by United States and Canadian residents. The Registrant is not controlled directly or indirectly by another corporation or any foreign government.

Table No. 2 lists as of February 20, 2000 all persons/companies the Registrant is aware of as being the beneficial owner of more than five percent (5%) of the common stock of the Registrant.

                                   Table No. 2
                            Five Percent Shareholders

Title                              Amount and Nature  Percent
  of                               of Beneficial      of
Class   Name of Beneficial Owner   Ownership          Class #
------  ------------------------   -----------------  -------
Common  Daniel B. O'Brien  (1)     4,650,000          50.0%
Common  Robert N. O'Brien  (2)     1,750,000          18.3%
Common  Beat Aschmann                700,000           7.7%
-----------------------------------------------------------
Common  Sundstrand Ltd.              580,000           6.4%
-----------------------------------------------------------

  TOTAL                            7,680,000          82.4%(3)

# Based on 9,131,316 shares outstanding as of February 20, 2000 and options to purchase shares of common stock.

1. 4,550,000 of these shares are restricted pursuant to Rule 144. 50,000 of these shares represent currently exercisable share purchase options with a strike price of $0.25 and 50,000 of these share represent share purchase options exercisable after 1/1/01 with a strike price of $0.25. Mr. O'Brien's address is 2624 Queenswood Drive, Victoria, British Columbia CANADA V8N 1X5.

2.   1,750,000  of  these  shares  are  restricted  pursuant  to Rule  144.  Dr.
     O'Brien's address is 2614 Queenswood Drive, Victoria, British Columbia CANADA V8N 1X5

3. Does not reflect share purchase options for 60,000 shares of common stock issued as follows: 20,000 shares with a strike price of $0.25 issued to an employee; 20,000 shares with a strike price of $0.25 issued to another employee; and, 20,000 shares with a strike price of $0.25 issued to another employee.

Table No. 3 lists as of February 20, 2000 all Directors and Executive Officers who beneficially own the Registrant's voting securities and the amount of the Registrant's voting securities owned by the Directors and Executive Officers as a group.

                                   Table No. 3
                Shareholdings of Directors and Executive Officers


Title                                          Amount and Nature   Percent
  of                                               of Beneficial      of
Class   Name of Beneficial Owner                       Ownership   Class #
------  --------------------------------------- ----------------   -------
Common  Daniel B. O'Brien  Pres. & Director (1)        4,650,000    50.0%
Common  Robert N. O'Brien  Director                    1,750,000    18.3%
Common  John H. Bientjes   Director                       80,000     1.0%

Total                                                  6,480,000    69.3%


# Based on 9,131,316 shares outstanding as of February 1, 2000.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS
---------------------------------------------------------------------

Table No. 4 lists as of February 20, 2000 the names of the Directors of the Company. The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual Shareholders' Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company. All Directors are residents and citizens of Canada.

                                   Table No. 4
                                    Directors

                                                        Date First
                                                           Elected
Name                                    Age           or Appointed
----------------------                  ---      -----------------
Daniel B. O'Brien                        43           May 12, 1998
Dr. Robert N. O'Brien                    78      February 19, 2000
John H. Bientjes                         47      February 19, 2000

Table No. 5 lists, as of February 20, 2000, the names of the Executive Officers of the Company. The Executive Officers serve at the pleasure of the Board of Directors. All Executive Officers are residents/citizens of Canada.

                                   Table No. 5
                               Executive Officers

Name                Position                Date of Board Approval
------------------  ---------  ------------------------------------

Daniel B. O'Brien   President                         May 12, 1998


Business Experience

Daniel B. O'Brien: Mr. O'Brien is President and a Director of the Company. He has been employed by the Company since May 12, 1998. His responsibilities include coordinating strategy, planning, and product development. Mr. O'Brien devotes 100% of his time to the affairs of the Company. He has been involved in the swimming pool industry since 1991 at which time he founded a private company called Flexible Solutions Ltd. which was purchased by the Company, through a share exchange, in August 1998. Prior to his involvement with Flexible Solutions Ltd., Mr. O'Brien was a teacher at Brentwood College where he was in charge of Outdoor Education.

Dr. Robert N. O'Brien: Dr. O'Brien is a member of the Company's Board of Directors. He was elected to this position on February 19, 2000. Dr. O'Brien received his Bachelor of Applied Science in Chemical Engineering from the University of British Columbia in 1951; his Masters of Applied Science in Metallurgical Engineering from the University of British Columbia in 1952; his Ph.D. in Metallurgy from the University of Manchester in 1955; and, was a Post Doctoral Fellow in Pure Chemistry at the University of Ottawa from 1955 through 1957. He has held various academic positions since 1957 at the University of Alberta, the University of California at Berkley, and the University of Victoria. Most recently, he was a Professor of Chemistry at the University of Victoria from 1968 until 1986 at which time he was given the designation of Professor Emeritus at the University of Victoria. While teaching, Dr. O'Brien acted as a consultant and served on the British Columbia Research Council. In 1987, Dr. O'Brien founded the Vancouver Island Advanced Technology and Research Association.

John H. Bientjes: Mr. Bientjes is a member of the Company's Board of Directors. He was elected to this position on February 19, 2000. Mr. Bientjes attended Simon Fraser University in Vancouver, British Columbia and graduated in 1976 with a Bachelor of Arts Degree in Economics and Commerce. For the past fifteen years he has been the manager of the Commercial Aquatic Supplies Division of D.B. Perks & Associates, Ltd., located in Vancouver, British Columbia, a company that markets supplies and equipment to commercial pools which are primarily owned by municipalities. His primary responsibilities at D.B. Perks & Associates, Ltd. are in the areas of purchasing, sales and customer service.


There have been no events during the last five years that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person including:

a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

c) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently enjoining, barring, suspending or otherwise limiting his/her involvement in any type of business, securities or banking activities;

d) being found by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Family Relationships
--------------------

Dan O'Brien, the President of the Company is the son of Dr. Robert N. O'Brien, a Director of the Company. Other than that there are no relationships between any of the officers or directors of the Company.

Other Relationships/Arrangements
--------------------------------

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he/she was selected as a Director or Executive Officer. There are no material arrangements or understandings between any two or more Directors or Executive Officers.

On April 30, 1998 the Company retained Next Millennium Management Ltd. ("Next Millennium") as a consultant. Next Millennium was retained to assist the Company in coordinating its public offering; overseeing the acquisition of other companies; negotiating agreements; and, general management consulting. Pursuant to the terms of the Agreement, Next Millennium received a fee of $5,00 which was paid in full. The agreement between the Company and Next Millennium Management was terminated on October 12, 1999.

ITEM 6.  EXECUTIVE COMPENSATION

The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. During Fiscal 1999, no Director received and/or accrued any compensation for his services as a Director, including committee participation and/or special assignments.

Mr. O'Brien receives a salary of Cdn.$30,000 (U.S.$20,100) and is also reimbursed for reasonable expenses incurred in the management of the Company's wholly owned subsidiary, Flexible Solutions Ltd.

The Company has no formal stock option plan which has been approved by regulatory authorities or other long-term compensation program other than that described in the preceding paragraph.

During Fiscal 1999, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Company in Fiscal 2000 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds $60,000 per Executive Officer.

The Company has one written employment agreement as described above.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
-------------------------------------------------------

The Company was incorporated for the purpose of acquiring Flexible Solutions Ltd. The value of Flexible Solutions Ltd. and the determination of the number of shares to be issued to its owners were not made independently or based on appraisals. Accordingly, the transactions between the Company and Flexible Solutions Ltd. cannot be deemed to be an arm's length transaction. By the terms of the Agreement and Plan of Share Exchange, the Company issued 7,000,000 shares of its common stock to Flexible Solutions Ltd., a company owned by Daniel O'Brien, the president of the Company; Dr. Robert N. O'Brien, a Director of the Company; and, Beat Aschmann.

Other than described above, there have been no transactions since May 12, 1998 (Date of Inception), or proposed transactions, which have materially affected or will materially affect the Company in which any Director, Executive Officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.


ITEM 8.  DESCRIPTION OF SECURITIES
----------------------------------

The authorized capital of the Registrant is 50,000,000 shares of common stock with a par value of $0.001 per share and 1,000,000 shares of preferred stock with a par value of $0.01 per share. 9,131,316 shares of common stock and no shares of preferred stock were issued and outstanding at December 31, 1999, the end of the most recent fiscal year. At February 20, 2000, there were 9,131,316 shares of common stock outstanding and no shares of preferred stock outstanding.

Common Stock:

All shares of the Company's Common Stock have equal voting rights, with one vote per share, on all matters submitted to the stockholders for their consideration. The shares of Common Stock do not have cumulative voting rights.

Subject to the prior rights of the holders of any series of preferred stock which may be issued, holders of Common Stock are entitled to receive dividends, when and if declared by the Board of Directors, out of funds of the Company legally available therefor.

Holders of shares of Common Stock do not have any preemptive rights or other rights to subscribe for additional shares, or any conversion rights. Upon a liquidation, dissolution, or winding up of the affairs of the Company, holders of the Common Stock will be entitled to share ratably in the assets available for distribution to such stockholders after the payment of all liabilities and after the liquidation preference of any preferred stock outstanding at the time.

There are no sinking fund provisions applicable to the Common Stock.

Preferred Stock:

The Articles of Incorporation authorize the Board of Directors to issue, by resolution, 1,000,000 shares of preferred stock, in classes, having such designations, powers, preferences, rights, and limitations and on such terms and conditions as the Board of

Directors may from time to time determine, including the rights, if any, of the holders of such preferred stock with respect to voting, dividends, redemptions, liquidation and conversion.


Debt Securities to be Registered. Not applicable.
--------------------------------
American Depository Receipts.  Not applicable.
----------------------------
Other Securities to be Registered.  Not applicable.
---------------------------------

                                     PART II

Item 1.  Market Price Of And Dividends on the Registrant's
         -------------------------------------------------
         Common Equity and Other Shareholder Matters
         -------------------------------------------

The Company's common stock trades in the "Pink Sheets" in the United States, having the trading symbol "FXSO" and CUSIP# 33938T 10 4. Trading volume and high/low/closing prices, on a monthly basis, since the stock began trading on the Pink Sheets on October 12, 1999.

                                   Table No. 7
                           FXSO Stock Trading Activity


       ---------- ----------- ----------- ----------- -----------
         Month        High         Low        Close      Volume
       ---------- ----------- ----------- ----------- -----------
       October       $0.375      $0.03       $0.375      263,000
       ---------- ----------- ----------- ----------- -----------
       November      $0.37       $0.22       $0.29        91,000
       ---------- ----------------------------------- -----------
       December      $0.25       $0.12       $0.12        99,000
       ---------- ----------- ----------- ----------- -----------
       January     No Trades   No Trades   No Trades   No Trades
       ---------- ----------- ----------- ----------- -----------
       February      $0.30       $0.10       $0.20        49,000
       ---------- ----------- ----------- ----------- -----------



The Company's common stock is issued in registered form. American Securities Transfer and Trust (located in Denver, Colorado) is the registrar and transfer agent for the common stock.

On February 3, 2000 the shareholders' list for the Company's common shares showed forty nine (49) registered shareholders and 9,131,316 shares outstanding.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and expansion of its business.

ITEM 2.  LEGAL PROCEEDINGS
--------------------------

The Company knows of no material, active or pending legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Company knows of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
------------------------------------------------------

                                 Not Applicable


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES
------------------------------------------------

On August 17, 1998, the Company completed an offering of 1,050,000 shares of its Common Stock at $0.01 per share, raising gross proceeds of $10,500.

The shares of common stock in the foregoing offering, was offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

On September 7, 1998, the Company completed an offering of 500,000 shares of its Common Stock at $0.05 per share, raising gross proceeds of $25,000.

The shares of common stock in the foregoing offering, was offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

On November 13, 1998, the Company completed an offering of 1,000,000 shares of its Common Stock at $0.25 per share, raising gross proceeds of $145,329 (581,316 shares sold).

The shares of common stock in the foregoing offering, was offered pursuant to an exemption to registration provided under Section 3(b), Regulation D, Rule 504 of the Securities Act of 1933, as amended and under the exemption to registration under Section 11-51-308(1)(p) of the Colorado Securities Act.

ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS
--------------------------------------------------

The Company's By-Laws address indemnification under Article VI, Sections 6.1 and 6.1.

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.751), as the same now exists or may hereafter be amended or supplemented, the Company shall indemnify its directors and officers, including payment of expenses as they are incurred and in advance of the final disposition of any action, suit, or proceeding. Employees, agents, and other persons may be similarly indemnified by the Company, including advancement of expenses, in such case or cases and to the extent set forth in a resolution or resolutions adopted by the Board of Directors. No amendment of this Section shall have any effect on indemnification or advancement of expenses relating to any event arising prior to the date of such amendment.

To the fullest extent permitted by the laws of the State of Nevada (currently set forth in NRS 78.752), as the same now exists or may hereafter be amended or supplemented, the Company may purchase and maintain insurance and make other financial arrangements on behalf of any person who is or was a director, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, for any liability asserted against such person and liability and expense incurred by such person in its capacity as a director, officer, employee, or agent, or arising out of such person's status as such, whether or not the Corporation has the authority to indemnify such person against such liability and expenses.


                                    PART F/S

ITEM 1.  FINANCIAL STATEMENTS
-----------------------------

The financial statements and notes thereto as required under ITEM #13 are attached hereto and found immediately following the text of this Registration Statement. The audit report of Smythe Ratcliffe, independent Chartered Accountants, for the audited financial statements for Fiscal 1999, ended December 31, 1999 and notes thereto is included herein immediately preceding the audited financial statements.

(A-1) Audited Financial Statements: Fiscal 1999
-----------------------------------------------

Auditors' Report, dated January 17, 2000

Consolidated Balance Sheet at 12/31/99 and 12/31/98

Consolidated Statement of Operations and Deficit for the Year Ended 12/31/99 and the Five Months Ended 12/31/98

Consolidated Statement of Stockholders' Equity for the Years Ended 12/31/99 and 12/31/98

Consolidated Statement of Cash Flows for the Years Ended 12/31/99 and 12/31/98

Notes to Consolidated Financial Statements


                                    PART III
Item 1.  INDEX TO EXHIBITS:

Exhibit
Number         Decscription
------         ------------

2              Articles of Share Exchange

3.1            Articles of Incorporation

3.2            Bylaws

4.1            Form D, August 21, 1998

4.2            Form D, September 15, 1998

4.3            Form D, September 17, 1998

10.1           "Tropical Fish" Distribution Agreement

21             Subsidiaries

27             Financial Data Schedule

FLEXIBLE SOLUTIONS
  INTERNATIONAL INC.

Consolidated Financial Statements
December 31, 1999
(U.S. Dollars)







         INDEX                                                    Page

         Report of Independent Chartered Accountants to
           the Board of Directors and Stockholders                 1

         Financial Statements

         Consolidated Balance Sheets                               2

         Consolidated Statements of Operations                     3

         Consolidated Statements of Stockholders' Equity           4

         Consolidated Statements of Cash Flows                     5

         Notes to Consolidated Financial Statements                6-8

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS
TO THE BOARD OF DIRECTORS AND STOCKHOLDERS
OF FLEXIBLE SOLUTIONS INTERNATIONAL INC.


We have audited the consolidated balance sheets of Flexible Solutions International Inc. as at December 31, 1999 and December 31, 1998 and the consolidated statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 1999 and December 31, 1998 and the results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles in the United States.










Smythe Ratcliffe
Chartered Accountants

Vancouver, British Columbia
January 17, 2000

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Balance Sheets
December 31
(U.S. Dollars)

                                                                  1999                1998
                                                                --------            --------

Assets

Current
  Cash                                                           $59,441            $157,210
  Accounts receivable                                            112,839               1,531
  Inventory                                                      136,560               5,335
  Prepaid expenses                                                   520                   0
                                                                --------            --------
Total Current Assets                                             309,360             164,076
Property and Equipment (note 4)                                   49,782              10,137
                                                                --------            --------
Total Assets                                                    $359,142            $174,213
                                                                ========            ========

Liabilities

Current
  Accounts payable                                               $27,011             $21,567
  Accrued liabilities                                              6,929               3,370
  Income tax payable                                              69,286                   0
                                                                --------            --------
Total Current Liabilities                                        103,226              24,937

Due to Stockholder (note 5)                                            0               3,261

Stockholders' Equity

Capital Stock
Authorized
  50,000,000   Common shares with a par value of $0.001 each
   1,000,000   Preferred shares with a par value of $0.01 each

Issued
   9,131,316   Common shares                                       9,131               9,131
Capital in Excess of Par Value                                   163,178             163,178
Other Comprehensive Income                                         7,908                 855
Retained Earnings (Deficit)                                       75,699             (27,149)
                                                                --------            --------
                                                                 255,916             146,015
                                                                --------            --------
Total Liabilities and Stockholders' Equity                      $359,142            $174,213
                                                                ========            ========

See notes to consolidated financial statements.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Operations
Years Ended December 31
(U.S. Dollars)

                                                     1999            1998
                                                   --------        --------
                                                                   (note 1)

Sales                                              $759,218         $14,404
Cost of Sales (Exclusive of Depreciation)           413,849           8,047
                                                   --------        --------
Gross Profit                                        345,369           6,357

Operating Expenses
  Wages                                              67,991           4,219
  Commission                                         20,957          13,489
  Professional fees                                  16,465           4,907
  Office                                             15,600           2,928
  Subcontracting                                     12,801               0
  Stock promotion and transfer agent fee              8,048             750
  Shipping                                            7,179           1,281
  Travel                                              6,607           2,328
  Rent                                                4,442               0
  Telephone                                           2,359           1,070
  Depreciation                                       12,764           2,534
                                                   --------        --------
                                                    175,213          33,506
                                                   --------        --------
Income (Loss) Before Income Tax                     170,156         (27,149)
Income Tax                                           67,308               0
                                                   --------        --------
Net Income (Loss)                                  $102,848        $(27,149)
                                                   ========        ========

Income (Loss) Per Share                            $  0.011        $ (0.007)
                                                   ========        ========
Weighted Average Number of Shares                 9,131,316       4,102,469
                                                  =========       =========

See notes to consolidated financial statements.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statement of Stockholders' Equity
Years Ended December 31, 1999 and 1998
(U.S. Dollars)

                                                   Capital in Retained     Other       Total
                                                    Excess of Earnings  Comprehensive Stockholders'
                                Shares   Par Value  Par Value Deficit)     Income       Equity
---------------------------- ----------- --------- ---------- --------- ------------- -----------
Balance, December 31, 1997            0        $0         $0        $0           $0           $0
Shares Issued for Cash        2,131,316     2,131    178,698         0            0      180,829
Share Issue Costs                     0         0   (15,045)         0            0     (15,045)
Shares Issued in Exchange
  for 100% of Flexible
  Solutions Ltd.              7,000,000     7,000      (475)         0            0        6,525
Translation Adjustment                0         0          0         0          855          855
Net Loss                              0         0          0  (27,149)            0     (27,149)
---------------------------- ----------- --------- ---------- --------- ------------- -----------

Balance, December 31, 1998    9,131,316     9,131    163,178  (27,149)          855      146,015

Translation Adjustment                0         0          0         0        7,053        7,053
Net Income                            0         0          0   102,848            0      102,848
---------------------------- ----------- --------- ---------- --------- ------------- -----------
Balance, December 31, 1999    9,131,316    $9,131   $163,178   $75,699       $7,908     $255,916
---------------------------- =========== ========= ========== ========= ============= ===========

See notes to consolidated financial statements.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Consolidated Statements of Cash Flows
Years Ended December 31
(U.S. Dollars)
                                                           1999         1998
                                                       ----------   ----------
                                                                      (note 1)

Cash Flows from Operating Activities
  Net income (loss)                                      $102,848    $(27,149)
  Adjustments to reconcile net income (loss)
    to net cash (used) in operating activities
    Depreciation                                           12,764        2,534
  Changes in Non-Cash Working Capital
    Accounts receivable                                 (111,308)      (1,531)
    Inventory                                           (131,225)      (5,335)
    Prepaid expenses                                        (520)            0
    Accounts payable                                        5,444       21,567
    Accrued liabilities                                     3,559        3,370
    Income tax payable                                     69,286            0
                                                       ----------   ----------
Net Cash Flows (Used) in Operating Activities            (49,152)      (6,544)

Cash Flows (Used) in Investing Activities
  Acquisition of equipment                               (52,409)     (12,671)
                                                       ----------   ----------
Cash Flows from Financing Activities
  Advances from (repayment to) shareholder                (3,261)        3,261
  Issuance of capital stock                                     0      187,354
  Share issue costs                                             0     (15,045)
                                                       ----------   ----------
Net Cash Flows Provided (Used) in Financing Activities    (3,261)      175,570

Effect of Exchange Rate Changes on Cash                     7,053          855
                                                       ----------   ----------
Increase (Decrease) in Cash                              (97,769)      157,210
Cash, Beginning of Year                                   157,210            0
                                                       ----------   ----------
Cash, End of Year                                         $59,441     $157,210
                                                       ==========   ==========

See notes to consolidated financial statements.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999, 1998
(U.S. Dollars)

1.       OPERATIONS AND BASIS OF PRESENTATION

         The Company was incorporated on May 12, 1998 under the laws of the State of Nevada, United States and commenced operations on August 21, 1998. As a result the 1998 comparative figures are for the initial period, August 21, 1998 to December 31, 1998.

         The Company's wholly-owned subsidiary, Flexible Solutions Ltd., is engaged in the development and marketing in Canada of a swimming pool chemical designed as an energy saving liquid pool blanket.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)      Subsidiary

                  These consolidated financial statements include the subsidiary's assets, liabilities, revenues and expenses. All inter company sales and significant intercompany balances are eliminated on consolidation.

         (b)      Foreign currency

                  The functional currency of the Company is the Canadian dollar and therefore the exchange gains and losses arising on conversion of the consolidated financial statements into the reporting currency, U.S. dollars, are excluded from the determination of income and disclosed as other comprehensive income in stockholders' equity.

         (c)      Use of Estimates

                  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

         (d)      Inventory

                  Inventory is valued at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999
(U.S. Dollars)


2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

         (e)      Property and equipment

                  Property and equipment are recorded at cost and depreciated using the declining balance method over the following annual rates:


                           Manufacturing equipment                       20%
                           Trailer                                       30%
                           Computer hardware                             30%
                           Furniture and fixtures                        20%
                           Office equipment                              20%

         (f)      Revenue recognition

                  Revenue from product sales is recognized at the time the product is shipped.

         (g)      Financial instruments

                  The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values due to their short maturities.

         (h)      Income (loss) per share calculation

                  Income  (loss) per share is  calculated by dividing net income
                  (loss) by the weighted average number of shares outstanding.

3.       ACQUISITION

         On June 30, 1998 the Company acquired all of the outstanding shares of Flexible Solutions Ltd., a company involved in the manufacture of a swimming pool chemical, by issuing 7,000,000 common shares. The acquisition is accounted for by the purchase method with effect given from the respective date of acquisition. Details of the acquisition at assigned values are as follows:


         Total assets                                   $7,904
         Total liabilities                              (1,379)

                                                        $6,525

FLEXIBLE SOLUTIONS INTERNATIONAL INC.
Notes to Consolidated Financial Statements
Year Ended December 31, 1999, 1998
(U.S. Dollars)


4.       PROPERTY AND EQUIPMENT

                                                                  1999
                                               Accumulated      Net Book
                                       Cost    Depreciation       Value

         Manufacturing equipment    $61,127    $14,313           $46,814
         Trailer                      1,510        453             1,057
         Computer hardware            1,039        312               727
         Furniture and fixtures         946        189               757
         Office equipment               534        107               427
                                   --------    -------           -------
                                    $65,156    $15,374           $49,782


                                               Accumulated      Net Book
                                       Cost    Depreciation       Value
                                   --------    -------           -------
         Manufacturing equipment    $12,671     $2,534           $10,137


5.       DUE TO STOCKHOLDER

         The amount due to the stockholder is without interest or stated terms of repayment.

6.       COMPREHENSIVE INCOME (LOSS)

                                                     1999              1998
                                                    --------         --------
         Net income (loss)                          $102,848         $(27,149)
         Other comprehensive income                    7,053              855
                                                    --------         --------
         Comprehensive income (loss)                $109,901         $(26,294)